**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D. C. 20549**





---

**FORM 11-K**

---

**ANNUAL REPORT**

**Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

**For the Year Ended December 31, 2007**



---

**SHELL PROVIDENT FUND**
**P. O. Box 1438**
**Houston, Texas 77251-1438**

---



**ROYAL DUTCH SHELL plc**
**Carel van Bylandtlaan 30**
**2596 HR The Hague, The Netherlands**

## SHELL PROVIDENT FUND

**Index to Financial Statements and Exhibit**



Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: Cathy K Potter
Cathy K. Potter
Plan Administrator

Date: June 24, 2008

## Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of the
Shell Provident Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2007 and 2006 and the related schedule of changes in net assets available for benefits for the years then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 24, 2008

SHELL PROVIDENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

| | | December 31, | | |
|---|---|---|---|---|
| | | 2007 | | 2006 |
| Investments at fair value: | | | | |
| Net Investment in Shell Savings Group Trust | $ | 9,503,924,006 | $ | 6,137,914,594 |
| Participant loans | | 126,438,173 | | 70,875,437 |
| Net assets available for benefits | $ | 9,630,362,179 | $ | 6,208,790,031 |

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income in Shell Savings Group Trust: | | |
| Dividends and interest | $ 452,179,967 | $ 286,923,106 |
| Net appreciation | 263,109,022 | 421,596,840 |
| Other income | - | 5,311,623 |
| | 715,288,989 | 713,831,569 |
| Contributions: | | |
| Participant | 100,837,263 | 24,872,081 |
| Employer | 157,707,641 | 149,114,925 |
| Rollover | 22,970,992 | 17,823,715 |
| | 281,515,896 | 191,810,721 |
| Total | 996,804,885 | 905,642,290 |
| Deductions from net assets attributed to: | | |
| Participant distributions & withdrawals | 669,370,673 | 548,039,811 |
| Administrative expenses | 4,372,046 | 3,349,848 |
| Total | 673,742,719 | 551,389,659 |
| Net increase | 323,062,166 | 354,252,631 |
| Transfers from the Shell Pay Deferral Investment Fund | 3,098,509,982 | |
| Net assets available for benefits: | | |
| Beginning of year | 6,208,790,031 | 5,854,537,400 |
| End of year | $ 9,630,362,179 | $ 6,208,790,031 |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 - PLAN DESCRIPTION:

General
The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan. As more fully described in Note 3, the assets of the Plan are held in a participating trust in the Shell Savings Group Trust (Group Trust). The Shell Savings Group Trust was subsequently terminated on February 25, 2008 and the Shell Provident Fund became the legal owner of all the assets.

Eligibility
Effective January 1, 2002, employees of Shell Oil Company and certain affiliated companies (Contributing Companies) may elect to contribute up to 25 percent of their eligible compensation on an after-tax basis to the Plan, subject to IRS limitations for all contributions. The Contributing Companies make contributions at the maximum rate for which a participant is eligible for company contributions (ranging between 2.5 percent – 10 percent), after the completion of a year of service. On June 18, 2007 the Shell Pay Deferral Investment Fund was merged into the Shell Provident Fund. All Plan assets were reflected as transferred out of the Shell Pay Deferral Investment Fund on June 15, 2007 to allow for participant activity in the Shell Provident Fund to begin on June 18, 2007. Also in conjunction with the merger, the pre-tax contribution feature from the Shell Pay Deferral Investment Plan was introduced to the Plan. In addition, the pre-tax contribution percentage amount was increased from 25% to 50%, subject to IRS limitations. Beginning June 18, 2007, all new employees or recently hired employees who do not elect otherwise, are automatically enrolled to contribute 3% of their base pay on a pre-tax basis.

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, company stock fund, mutual funds, and commingled funds. Effective June 18, 2007, for participants who do not select an investment election, contributions are credited to a Barclays Global Investors LifePath Fund (default fund) based on their date of birth. Prior to June 18, 2007 the default investment was the Thrift Fund. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily at the end of each business day.

On June 18, 2007 the Fidelity BrokerageLink account was introduced to the Plan to allow participants to select from numerous investment options and individual securities that were not previously available in the Plan.

Vesting
Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their own after-tax contributions without any time or limit restriction.

Participant Accounts
A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to rollover an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw funds that were rolled into the Plan at any time.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2007 ranged from 7.75 percent to 8.25 percent during 2007 and 6.75 to 8.25 percent during 2006.

Forfeited Accounts
Participants of the Shell Trading Savings Plan that merged into the Plan on December 29, 2004 retained their 5-year vesting criteria related to Company contributions prior to the merger. Therefore, forfeited amounts related exclusively to these participants are used to reduce current and future company contributions. Forfeited nonvested accounts totaled $109 and $619 as of December 31, 2007 and 2006, respectively. Company contributions were reduced by $35,898 and $140,879 from forfeited nonvested accounts for the years ended December 31, 2007 and 2006, respectively.

Administration of Plan Assets
Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $62,939 and $21,158 at December 31, 2007 and 2006, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

The Trustees as defined by the Plan are employees of a consolidated subsidiary Royal Dutch Shell plc, and therefore, qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch plc Shell stock, which qualifies as a party-in-interest transaction.

**NOTE 2 - ACCOUNTING POLICIES:**

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following basis:

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end

Participant loans are valued at cost which approximates fair value

All other investments are stated at market value based on quoted prices

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" was issued in September 2006 and establishes a framework for measuring fair value under generally accepted accounting principals, and expands disclosures about fair value measurements. Adoption is effective for all financial statements with fiscal years beginning after November 15, 2007. The impact to the Shell Provident Fund is currently being evaluated.

**NOTE 3 - INVESTMENT IN THE GROUP TRUST:**

The Plan was a participant in the Group Trust. The custodian of the Group Trust was Fidelity Management Trust Company. Each plan participating in the Group Trust had a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was 100 percent at December 31, 2007 and approximately 68.57 percent, including interest in participant loans, at December 31, 2006. The Group Trust was terminated February 25, 2008 and the Shell Provident Fund became the legal owner of all the assets.

The following tables represent the schedule of investments and related investment income for the Group Trust as of and for each of the years then ended December 31, 2007 and 2006, respectively. Additional information on these schedules is presented in Supplemental Schedules 2 and 3.

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Short-term investments | $ 2,132,877,985 | $ 2,077,623,421 |
| Common stock | 1,310,857,259 | 1,260,816,267 |
| Commingled funds | 1,668,229,344 | 1,518,389,253 |
| Registered investment company shares | 4,342,379,671 | 3,997,234,552 |
| Other investments | 34,570,737 | |
| Participant loans | 126,438,173 | 123,904,773 |
| Total investments | $ 9,615,353,169 | $ 8,977,968,266 |

| | Year ended December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Additions to net assets attributed to: | | |
| Investment income | | |
| Dividends and interest | $ 483,663,307 | $ 439,119,895 |
| Net appreciation in common stock | 240,857,463 | 204,915,991 |
| Net appreciation in commingled funds | 89,143,410 | 205,929,675 |
| Net appreciation in registered in registered Investment company shares | 153,754,848 | 176,188,353 |
| Net appreciation Other | (133,167) | |
| Other income | | 1,444,352 |
| Total investment income | $ 967,285,861 | $ 1,027,598,266 |

The following table presents investments representing 5% or more of the total Group Trust net assets at December 31, 2007 or December 31, 2006:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | (In millions) | |
| Thrift Fund | $ 2,105 | $ 2,046 |
| U.S. Equity Index Fund | 1,107 | 1,212 |
| Royal Dutch Shell Stock Fund | 1,338 | 1,293 |

**NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:**

The Thrift Fund and Royal Dutch Shell Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. At December 31, 2007 and December 31, 2006, the Group Trust had no amounts outstanding under the line of credit.

**NOTE 5 – RISKS AND UNCERTAINTIES:**

The Plan, through the Group Trust prior to February 25, 2008, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

**NOTE 6- FEDERAL INCOME TAX EXEMPTION:**

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

**NOTE 7 - OTHER:**

In connection with the hydrocarbon reserves recategorization, a number of class actions were filed on behalf of participants in the Plan alleging that Royal Dutch, Shell Transport and various current and former officers and directors were alleged to have breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. On August 22, 2005, the Court approved a settlement agreement reached between the parties. The settlement agreement required defendants to pay $90 million to resolve the claims that have been made or that could have been made in this class action lawsuit. In addition to the settlement amount, defendants were also required to pay up to $1 million to the court-appointed class counsel for their out-of-pocket expenses and pay the costs incurred in providing notice of the settlement to class members. The settlement also required Shell Oil Company to adopt specific procedures regarding the monitoring and training of individuals appointed to be fiduciaries under ERISA. An independent fiduciary, hired by the Trustees' of the Shell Provident Fund, the Shell Pay Deferral Investment Fund, and the Shell Trading Savings Plan (merged into the Shell Provident Fund and the Shell Pay Deferral Investment Fund on December 29, 2004) to consider the fairness of the settlement to plan participants and beneficiaries, successfully argued that attorneys' fees payable to plaintiffs' counsel should be reduced to $25 million from $33 million. As of December 31, 2005, the net settlement amount payable to the Shell Savings Group Trust was approximately $69 million and allocation of the net settlement amount had not been determined at the plan level or at the individual participant level prior to December 31, 2005. Therefore, pending final determination by the court and based on best estimates, an allocation of the net settlement amount was assessed for each plan based on percentage of investment in the Royal Dutch Stock Fund (currently Royal Dutch Shell Stock Fund) as of December 31, 2003, and a receivable was recorded in the amount of $61,804,245 for the Provident Fund and $7,476,402 for the Shell Pay Deferral Investment Fund.

On April 13, 2007 the net settlement amount of $70,724,999 was deposited into the Shell Savings Group Trust, $67,115,868 of which was allocated to participants in the Provident Fund and $3,609,131 was allocated to participants in the Shell Pay Deferral Investment Fund.

**NOTE 8 – SUBSEQUENT EVENTS:**

The Shell Savings Group Trust was terminated on February 25, 2008 and the Shell Provident Fund became the legal owner of all the assets.

**NOTE 9 – RECONCILIATION OF THE FINANCIALS TO SCHEDULE H OF FORM 5500:**

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Schedule H of Form 5500:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Net assets per financial statements | $9,630,362,179 | $6,208,790,031 |
| Deemed distributions of participant loans | (1,911,829) | (570,957) |
| Net assets available for benefits per Schedule H | $9,628,450,350 | $6,208,219,074 |

The following is a reconciliation of benefits paid to participants per the financial statements for the year ending December 31, 2007 to Schedule H of Form 5500:

| | 2007 |
|---|---|
| Total benefits paid to participants per the financial statements | $669,370,673 |
| Deemed distributions of participant loans – offset during plan year | 86,067 |
| Total benefits paid per Schedule H of Form 5500 | $669,284,606 |

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H on Form 5500. Deemed distributions of participant loans at December 31, 2007 include deemed loans transferred from the Shell Pay Deferral Investment Fund during 2007.

**SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2007**
**SHELL PROVIDENT FUND**

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | Current Value $ |
|---|---|---|
| * Participant Loans | 4.00% - 12.00% | 124,526,344 |
| | | 124,526,344 |

* Identified party-in-interest

# SHELL SAVINGS GROUP TRUST
## STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Short-term investments | $ 2,132,877,985 | $ 2,077,623,421 |
| Common stock | 1,310,857,259 | 1,260,816,267 |
| Commingled funds | 1,668,229,344 | 1,518,389,253 |
| Registered investment company shares | 4,342,379,671 | 3,997,234,552 |
| Other | 34,570,737 | - |
| Participant loans | 126,438,173 | 123,904,773 |
| Total investments | 9,615,353,169 | 8,977,968,266 |
| Interest and other receivables | 20,323,952 | 84,079,484 |
| Total assets | 9,635,677,121 | 9,062,047,750 |
| Accounts payable | 5,314,942 | 7,584,077 |
| Total liabilities | 5,314,942 | 7,584,077 |
| Net assets available for benefits | $ 9,630,362,179 | $ 9,054,463,673 |

## SHELL SAVINGS GROUP TRUST
## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | Year Ending December 31, 2007 | Year Ending December 31, 2006 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income: | | |
| Dividends and interest | $ 483,663,307 | $ 439,119,895 |
| Net appreciation in common stock | 240,857,463 | 204,915,991 |
| Net appreciation in commingled funds | 89,143,410 | 205,929,675 |
| Net appreciation in registered investment company shares | 153,754,848 | 176,188,353 |
| Other income | (133,167) | 1,444,352 |
| | 967,285,861 | 1,027,598,266 |
| Contributions: | | |
| Participant | 200,755,381 | 182,602,339 |
| Employer | 157,707,641 | 149,114,925 |
| Rollover | 22,970,992 | 17,823,715 |
| | 381,434,014 | 349,540,979 |
| Total | 1,348,719,875 | 1,377,139,245 |
| Deductions from net assets attributed to: | | |
| Participant distributions & withdrawals | 768,205,422 | 721,613,430 |
| Administrative expenses | 4,615,947 | 4,423,382 |
| Total | 772,821,369 | 726,036,812 |
| Net increase | 575,898,506 | 651,102,433 |
| Net assets available for benefits: | | |
| Beginning of year | 9,054,463,673 | 8,403,361,240 |
| End of year | $ 9,630,362,179 | $ 9,054,463,673 |

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc of our report dated June 24, 2008 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 24, 2008



END